CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth to fund Professorship of Cannabis Science at University of British Columbia to research the role of cannabis in addressing the opioid overdose crisis

June 6th, 2018

Vancouver, BC & Smiths Falls, ON – Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) (“Canopy Growth”) is proud to announce that it will contribute CDN $2.5 million to the University of British Columbia (“UBC”) and BC Centre on Substance Use (“BCCSU”) to fund research into the potential utility of cannabis in addressing the overdose crisis. The funds, provided over a two-year period, will establish the Canopy Growth Professorship in Cannabis Science and create an enduring legacy of research through the Canopy Growth Cannabis Science Endowment Fund.

Through an investment from the British Columbia Ministry of Mental Health and Addictions towards research leading to solutions to the overdose crisis, the BCCSU will contribute an additional CDN $500,000 in funds held at the St. Paul’s Foundation. The investment had been pending contributions from a matching philanthropic contribution, which is now being provided by Canopy Growth.

“We are working across government and across all sectors to find new, evidence-based ways to save more lives from opioid overdose and help more people find a pathway to hope and healing,” said Judy Darcy, Minister of Mental Health and Addictions. “It’s encouraging to see private industry step forward to support our efforts to turn the tide on this unprecedented crisis.”

Preliminary research suggests that medical cannabis might have a beneficial role to play in the response to the crisis. However, the therapeutic promise of medical cannabis for substance use disorders has rarely been rigorously evaluated through controlled trials, the gold standard of medical research. The funding partnership announced today aims to define the potential benefits of cannabis as a legitimate therapeutic treatment.

“Our business strives to be a part of the communities it calls home. Here in British Columbia we feel a responsibility to make investments that matter to this community,” said Mark Zekulin, President, Canopy Growth Corporation.  “With Vancouver on the frontlines of the overdose crisis, the Canopy Growth Cannabis Science Endowment Fund is an important first step in improving the lives of those affected and creating a legacy of medical cannabis research in Canada that can be used around the world.”

Last year, an estimated 4,000 Canadians died of an opioid overdose; more than 1,400 were in British Columbians. The province declared a public health emergency in 2017 in response.

“The overdose crisis is the greatest public health emergency of our time, and the Faculty of Medicine cannot sit on the sidelines - it is our responsibility as a part of our contract with society to try to find answers to tremendous social challenges,” said Dermot Kelleher, Dean, UBC Faculty of Medicine. “UBC is pleased to partner with Canopy Growth to generate new knowledge that may stem the tide of opioid overdoses and contribute to improved health and wellbeing.”

The development and support of a professorship in medical cannabis research is a key approach to understanding and identifying ways to address the complex issues of substance use and addiction, and how medical cannabis may impact both.

Today’s funding announcement continues Canopy Growth’s proud tradition of Corporate Social Responsibility (“CSR”) and dedication to medical research. Last week, the Company announced that Dr. Mark Ware, a leading researcher in the cannabis field, will join the senior leadership team at Canopy Growth as Chief Medical Officer. The Company has also recently announced that it intends to acquire all outstanding shares in its affiliated cannabis research arm, Canopy Health Innovations Inc. Together, these strengthen Canopy Growth’s rapidly evolving ability to coordinate, research and develop sophisticated cannabis medicines capable of improving patients’ lives and provide further clinical evidence for healthcare practitioners and governments in Canada and around the world.

Until today Canopy Growth’s CSR initiatives have addressed the societal impacts of cannabis by funding awareness and education initiatives. This is true of Canopy Growth’s support for education and responsible driving campaigns in partnership with the Canadian Drug Policy Coalition and MADD Canada and it is true for Canopy Growth’s support for youth education tools being developed by Parents Action on Drugs based on research by Canadian Students for Sensible Drug Policy.

The initiative announced today aims to reduce harms other drugs cause Canadian society and define the potential benefits cannabis has as a legitimate therapeutic treatment.

All parts of North America, specifically British Columbia, need support and resources to address the overdose crisis. Physicians, researchers and policy makers are calling for research on the potential of cannabis for substance use disorders. Canopy Growth and UBC are responding.

Here’s to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About the BC Centre on Substance Use

The BC Centre on Substance Use (BCCSU) is a provincially networked organization with a mandate to develop, help implement, and evaluate evidence-based approaches to substance use. Located at St. Paul’s Hospital in Vancouver with researchers based at the University of British Columbia and Simon Fraser University, the BCCSU works to improve the integration of best practices and care across the continuum of responses to substance use through the collaborative development of policies, guidelines, and standards. With the support of the province of BC, BCCSU aims to transform substance use policies, programs, and services by translating research into education and care guidance, thereby serving and improving the health of all British Columbians.

About the University of British Columbia
The University of British Columbia (UBC) is one of North America’s largest public research and teaching institutions, and one of only two Canadian institutions consistently ranked among the world’s 40 best universities. Surrounded by the beauty of the Canadian West, it is a place that inspires bold, new ways of thinking that have helped make it a national leader in areas as diverse as community service learning, sustainability and research commercialization. UBC offers more than 55,000 students a range of innovative programs and attracts $550 million per year in research funding from government, non-profit organizations and industry through 7,000 grants.

Notice Regarding Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to “can receive”, “allow the Company to open cannabis retail locations to serve”, “to operate an online store serving the entire province via e-commerce”,  “to building out retail presence across the province”, “will be found”, “ability to supply other cannabis retailers”, “look forward to our future retail sites contributing positively”, “we develop this new industry creating jobs and economic development while also positioning the province as a global leader in hemp production”,  “improving the efficiency of the CBD supply chain”,  and “to perform cannabinoid extraction “. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the availability of appropriate retail locations in the identified communities, the timing of the opening of retail locations,  the willingness of retailers to carry and sell cannabis products from certain licensed producers, the adoption of regulations permitting the production and sale of certain value-added hemp-based products and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.